WeShape Wellness, Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2023


WeShape Wellness, Inc.
Balance Sheet


	TOTAL	
	AS OF DEC 31, 2024	**AS OF DEC 31, 2023 (PY)**
▾ ASSETS		
▾ Current Assets		
▾ Bank Accounts		
Cash	0.00	0.00
Initiate Business Checking℠ (2287) - 1	29,493.64	419,276.82
PayPal Account	4,381.53	6,308.18
Total Bank Accounts	**$33,875.17**	**$425,585.00**
▸ Other Current Assets	**$2,077.92**	**$1,038.96**
Total Current Assets	**$35,953.09**	**$426,623.96**
▸ Fixed Assets	**$32,779.49**	**$31,725.49**
TOTAL ASSETS	**$68,732.58**	**$458,349.45**
▾ LIABILITIES AND EQUITY		
▾ Liabilities		
▸ Current Liabilities	**$24,793.52**	**$27,010.77**
▾ Long-Term Liabilities		
Accrued Interest Payable	217,933.61	101,588.97
Other Long Term Liabilities - SEED round conv…	2,250,000.00	2,010,000.00
Shareholder Note Payable	0.00	0.00
Total Long-Term Liabilities	**$2,467,933.61**	**$2,111,588.97**
Total Liabilities	**$2,492,727.13**	**$2,138,599.74**
▾ Equity		
Common stock	85.00	85.00
Crowdfunding - WeFunder	156,893.00	156,893.00
ESOP	1,109.00	1,087.00
Opening balance equity	0.00	0.00
Retained Earnings	-1,838,315.29	-1,021,673.16
Net Income	-743,766.26	-816,642.13
Total Equity	**$ -2,423,994.55**	**$ -1,680,250.29**
TOTAL LIABILITIES AND EQUITY	**$68,732.58**	**$458,349.45**


Unaudited


WeShape Wellness, Inc.
Income Statement

	TOTAL	
	JAN - DEC 2024	**JAN - DEC 2023 (PY)**
▸ Income	$1,137,625.88	$1,147,481.09
▾ Cost of Goods Sold		
▾ Cost of goods sold		
Facebook - COS	13,514.79	213,563.33
Google Ads - COS		983.45
TikTok - COS	162.38	1,687.30
Total Cost of goods sold	**13,677.17**	**216,234.08**
Influencers and Affiliates	1,296.92	22,455.92
Total Cost of Goods Sold	**$14,974.09**	**$238,690.00**
GROSS PROFIT	$1,122,651.79	$908,791.09
▾ Expenses		
▸ Advertising & marketing	878.05	16,766.97
Business licenses	919.33	958.40
Contract labor	155,659.95	95,094.59
▸ Employee Benefits	108,758.54	148,971.00
▸ General business expenses	1,822.67	1,803.58
▸ Insurance	35,315.91	38,017.80
Interest paid	116,344.64	101,588.97
▸ Legal & accounting services	33,020.44	102,472.92
▸ Meals	785.08	2,778.54
Merchant Fees	20,368.28	
▸ Office expenses	274,119.71	181,605.72
Outside Services	7,210.00	5,600.00
▸ Payroll expenses	1,101,233.44	839,511.42
Reimbursements	1,592.43	2,443.00
Research - Product & Marketplace	4,526.97	3,634.08
Retirement Plan - 3% safe harbor		10,682.26
▸ Supplies		123.36
Taxes paid	150.00	1,825.00
▸ Travel	4,234.12	10,432.81
Total Expenses	**$1,866,939.56**	**$1,564,310.42**
NET OPERATING INCOME	$ -744,287.77	$ -655,519.33
▸ Other Income	$1,402.54	$1,386.20
▸ Other Expenses	$881.03	$162,509.00
NET OTHER INCOME	$521.51	$ -161,122.80
NET INCOME	$ -743,766.26	$ -816,642.13

WeShape Wellness, Inc.
Statement of Cash Flows

		Jan - Dec 2024		Jan - Dec 2023
OPERATING ACTIVITIES				
Net Income		-743,766.26		-816,642.13
Adjustments to reconcile Net Income to Net Cash provided by operations:		-3,256.21		120,635.65
Net cash provided by operating activities	-$	747,022.47	-$	696,006.48
INVESTING ACTIVITIES				
Software		-1,054.00		-194,234.49
Net cash provided by investing activities	-$	1,054.00	-$	194,234.49
FINANCING ACTIVITIES				
Accrued Interest Payable		116,344.64		101,588.97
Other Long Term Liabilities - SEED round convertible notes		240,000.00		720,000.00
Crowdfunding - WeFunder		0.00		156,893.00
ESOP		22.00		1,087.00
Net cash provided by financing activities	$	356,366.64	$	979,568.97
Net cash increase for period	-$	391,709.83	$	89,328.00
Cash at beginning of period		425,585.00		336,257.00
Cash at end of period	$	33,875.17	$	425,585.00

WeShape Wellness, Inc.
Statement of Changes in Equity

		Jan - Dec 2024		Jan - Dec 2023
Opening Balance		-1,837,143.29		-1,021,588.16
Net Profit (Loss)		-743,766.26		-816,642.13
Stock Issued		22.00		1,087.00
Preferred Stock Issued		0.00		0.00
Ending Balnce	-$	2,580,887.55	-$	1,837,143.29

Statement of Financial Position

	As of November 8, 2021 (inception)
CASH	33,875.17
ASSETS	34,857.41
TOTAL ASSETS	68,732.58
LIABILITIES AND EQUITY	
LIABILITIES	2,492,727.13
TOTAL LIABILITIES	2,492,727.13
EQUITY	-2,423,994.55
TOTAL LIABILITIES AND EQUITY	68,732.58

WeShape Wellness, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2023
$USD

1. ORGANIZATION AND PURPOSE

WeShape Wellness, Inc. (the "Company") is a corporation organized in November 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on a cash basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the cash basis of accounting, revenues are recorded when recognized and expenses are recorded at the time liabilities are paid.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.